                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   2   )*
                                            -----

                        FBR Asset Investment Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30241E303
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

             December 31, 2000 - Amendment pursuant to Rule 13d-2(b)
- --------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30241E303

- ----------------------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Boston Partners Asset Management, L.P.
- ----------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)  [   ]
                                                                    (b)  [   ]
          Not applicable
- ----------------------------------------------------------------------------------------------
   3.     SEC USE ONLY


- ----------------------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- ----------------------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
      NUMBER OF
        SHARES                 -0- shares
                        ----------------------------------------------------------------------
                         6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                 428,721 shares
        EACH            ----------------------------------------------------------------------
      REPORTING          7.    SOLE DISPOSITIVE POWER
       PERSON
        WITH:                  -0- shares
                        ----------------------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                               428,721 shares
- ----------------------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,721 shares
- ----------------------------------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not applicable
- ----------------------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.7%
- ----------------------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA
- ----------------------------------------------------------------------------------------------

CUSIP NO. 30241E303

- ----------------------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Boston Partners, Inc.
- ----------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)  [   ]
                                                                    (b)  [   ]
          Not applicable
- ----------------------------------------------------------------------------------------------
   3.     SEC USE ONLY


- ----------------------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- ----------------------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
      NUMBER OF
        SHARES                 -0- shares
                        ----------------------------------------------------------------------
                         6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                 428,721 shares
        EACH            ----------------------------------------------------------------------
      REPORTING          7.    SOLE DISPOSITIVE POWER
       PERSON
        WITH:                  -0- shares
                        ----------------------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                               428,721 shares
- ----------------------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,721 shares
- ----------------------------------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not applicable
- ----------------------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.7%
- ----------------------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
- ----------------------------------------------------------------------------------------------

CUSIP NO. 30241E303

- ----------------------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Desmond John Heathwood
- ----------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)  [   ]
                                                                    (b)  [   ]
          Not applicable
- ----------------------------------------------------------------------------------------------
   3.     SEC USE ONLY


- ----------------------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- ----------------------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
      NUMBER OF
        SHARES                 -0- shares
                        ----------------------------------------------------------------------
                         6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                 428,721 shares
        EACH            ----------------------------------------------------------------------
      REPORTING          7.    SOLE DISPOSITIVE POWER
       PERSON
        WITH:                  -0- shares
                        ----------------------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                               428,721 shares
- ----------------------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,721 shares
- ----------------------------------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not applicable
- ----------------------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.7%
- ----------------------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
- ----------------------------------------------------------------------------------------------

CUSIP NO. 30241E303

- ----------------------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          The Employee Retirement Income Plan Trust of Minnesota Mining and
          Manufacturing Company
- ----------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)  [   ]
                                                                    (b)  [   ]
          Not applicable
- ----------------------------------------------------------------------------------------------
   3.     SEC USE ONLY


- ----------------------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
- ----------------------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
      NUMBER OF
        SHARES                 -0- shares
                        ----------------------------------------------------------------------
                         6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                 210,400 shares
        EACH            ----------------------------------------------------------------------
      REPORTING          7.    SOLE DISPOSITIVE POWER
       PERSON
        WITH:                  -0- shares
                        ----------------------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                               210,400 shares
- ----------------------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,400 shares
- ----------------------------------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not applicable
- ----------------------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.3%
- ----------------------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          EP

- ----------------------------------------------------------------------------------------------

Item 1.  (a)     Name of Issuer:
                 FBR Asset Investment Corporation (the "Issuer")

         (b)     Address of Issuer's Principal Executive Offices:
                 Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia, 22209

Item 2.  (a)     Names of Persons Filing:
                 Boston Partners Asset Management, L.P. ("BPAM"), Boston
                 Partners, Inc. ("Boston Partners"), Desmond John Heathwood, and
                 The Employee Retirement Income Plan Trust of Minnesota Mining and Manufacturing Company ("Plan"). BPAM, Boston Partners, Mr.
                 Heathwood and the Plan are sometimes referred to collectively herewith as the "Reporting Persons."

         (b)     Address of Principal Business Office or, if None, Residence:
                 The address of the principal business office of BPAM, Boston Partners, and Mr. Heathwood is 28 State Street, 20th Floor, Boston, MA 02109. The address of the principal business office of the sponsor of the Plan is 3M Center, St. Paul, Minnesota 55144.

         (c)     Citizenship:
                 BPAM is a Delaware limited partnership. Boston Partners is a Delaware corporation. Mr. Heathwood is a United States citizen. The Plan is a defined benefit pension plan organized under the laws of Massachusetts.

         (d)     Title of Class of Securities:
                 Common Stock, $.01 par value ("Common Stock").

         (e)     CUSIP Number: 30241E303


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)     [ ] Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).
         (b)     [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).
         (c)     [ ] Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).
         (d)     [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)     [X] An investment adviser in accordance with Section
                     240.13d-1(b)(1)(ii)(E).
         (f)     [X] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
         (g)     [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
         (h)     [ ] A savings association as defined in section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
         (j)     [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.


         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a) Amount beneficially owned: BPAM owns of record 428,721 shares of Common Stock at December 31, 2000. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially. Therefore, BPAM, Boston Partners and Mr. Heathwood may be deemed to own beneficially 428,721 shares of Common Stock of the Issuer at December 31, 2000. The Plan may be deemed to own beneficially 210,400 shares of the Common Stock of the Issuer at December 31, 2000.

         (b) Percent of class: BPAM, Boston Partners, and Mr. Heathwood 10.7%; The Plan 5.3%.

         (c)    Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

                (ii) Shared power to vote or to direct the vote: BPAM, Boston Partners, and Mr. Heathwood: 428,721 shares. The Plan:
                        210,400 shares.

                (iii) Sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

                (iv)    Shared power to dispose or to direct the disposition of:
                        BPAM, Boston Partners, and Mr. Heathwood: 428,721 shares. The Plan: 210,400 shares.

         Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

         Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         BPAM holds all of the above 428,721 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. Of the total 428,721 shares, 210,400 is held by BPAM on behalf of the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable. BPAM, Boston Partners, Mr. Heathwood, and the Plan expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.  Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.

Item 10. Certification.

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  February 14, 2001


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:     Boston Partners, Inc.
        its general partner

        By:    /s/ Mary Ann Iudice
               -------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*


BOSTON PARTNERS, INC.

        By:    /s/ Mary Ann Iudice
               -------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*

/s/ Mary Ann Iudice
- -------------------
Desmond John Heathwood
by:     Mary Ann Iudice
        Attorney-in-Fact**

THE EMPLOYEE RETIREMENT INCOME PLAN TRUST OF MINNESOTA MINING AND MANUFACTURING COMPANY

By:     Boston Partners Asset Management, L.P.,
        its investment adviser

        By:    Boston Partners, Inc.,
               its general partner

               By:    /s/ Mary Ann Iudice
                      -------------------
                      William J. Kelly
                      Treasurer and Senior Vice President
                      By:    Mary Ann Iudice
                             Attorney-in-Fact*

* Signed pursuant to a Power of Attorney executed by William J. Kelly (contained as Exhibit 24.2 to this Schedule 13G filed with the Securities and Exchange Commission on February 11, 2000, and incorporated herein by reference).

** Signed pursuant to a Power of Attorney executed by Desmond John Heathwood (contained as Exhibit 24.1 to this Schedule 13G filed with the Securities and Exchange Commission on February 11, 2000, and incorporated herein by reference).

                                                                       Exhibit 1

                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of FBR Asset Investment Corporation.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

        EXECUTED this 14th day of February, 2001.

BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:     Boston Partners, Inc.
        its general partner

        By:    /s/ Mary Ann Iudice
               -------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*

BOSTON PARTNERS, INC.

        By:    /s/ Mary Ann Iudice
               -------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*

/s/ Mary Ann Iudice
- -------------------
Desmond John Heathwood
by:     Mary Ann Iudice
        Attorney-in-Fact**

THE EMPLOYEE RETIREMENT INCOME PLAN TRUST OF MINNESOTA MINING AND MANUFACTURING COMPANY

By:     Boston Partners Asset Management, L.P.,
        its investment adviser

        By:    Boston Partners, Inc.,
               its general partner

               By:    /s/ Mary Ann Iudice
                      -------------------
                      William J. Kelly
                      Treasurer and Senior Vice President
                      By:    Mary Ann Iudice
                             Attorney-in-Fact*

* Signed pursuant to a Power of Attorney executed by William J. Kelly (contained as Exhibit 24.2 to this Schedule 13G filed with the Securities and Exchange Commission on February 11, 2000, and incorporated herein by reference).

** Signed pursuant to a Power of Attorney executed by Desmond John Heathwood (contained as Exhibit 24.1 to this Schedule 13G filed with the Securities and Exchange Commission on February 11, 2000, and incorporated herein by reference).